UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Invuity, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

46187J205
 (CUSIP Number)

September 12, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46187J205	13G	Page 2 of 7 Pages
1	NAME OF REPORTING PERSONS
Moshe Arkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0

12	TYPE OF REPORTING PERSON (See instructions)
IN

CUSIP No. 46187J205	13G	Page 3 of 7 Pages
1	NAME OF REPORTING PERSONS
Arkin Communications Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0

12	TYPE OF REPORTING PERSON (See instructions)
CO

Item 1. (a)	Name of Issuer:

Invuity, Inc.

(b)	Address of Issuer's Principal Executive Offices:

444 De Haro Street, San Francisco, CA 94107.

Item 2. (a)	Name of Person Filing:

Moshe Arkin

Arkin Communications Ltd.

(b)	Address of Principal Business Office:

Moshe Arkin – 6 Hachoshlim St., Herzelia, Israel

Arkin Communications Ltd. - 6 Hachoshlim St., Herzelia, Israel

(c)	Citizenship:

Moshe Arkin – Israel

Arkin Communications Ltd. – Israel

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

46187J205

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The Reporting Persons sold all the securities reported as beneficially owned in the Schedule 13G filed on May 24, 2018 and ceased to be beneficial holders of securities of the issuer as of the date hereof.

The Reporting Persons and other entities named in this Schedule 13G/A may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.  Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G/A disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

☒
The Reporting Persons ceased to be beneficial owners of any securities of the issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.                    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2018

Moshe Arkin /s/ Moshe Arkin By: Moshe Arkin Arkin Communications Ltd. /s/ Moshe Arkin By: Moshe Arkin Title: Director

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 1 of Schedule 13G filed on May 24, 2018).

Exhibit 2	Board resolution of Arkin Communications Ltd. (incorporated by reference to Exhibit 2 of Schedule 13G filed on May 24, 2018).